THE ALGER ETF TRUST

100 Pearl Street, 27th Floor

New York, New York 10004

December 17, 2024

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Thankam A. Varghese

Re:	Alger Russell Innovation ETF, a series of The Alger ETF Trust

(File Nos.: 333-248085, 811-23603)

Dear Ms. Varghese:

On behalf of Alger Russell Innovation ETF (the “Fund”), a series of The Alger ETF Trust (the “Registrant”), this letter responds to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned and Mia G. Pillinger by telephone on October 22, 2024 and November 4, 2024, regarding Post-Effective Amendment No. 11 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), which was filed with the Commission on September 13, 2024 (the “Registration Statement”) in order to launch the Fund.

The Staff’s comments have been restated below in italicized text. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. The Registrant plans to file an amendment to the Registration Statement (the “Amendment”) on or about December 20, 2024, in order to (i) reflect changes made in response to the Staff’s comments, (ii) file certain exhibits, and (iii) make certain other non-material revisions. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

General Comment

Comment No. 1:	The Staff reminds the Registrant that it and its management are responsible for the accuracy and adequacy of the Registrant’s disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response No. 1:	The Registrant acknowledges this statement.

Prospectus Summary—Fund Fees and Expenses

Comment No. 2:	Please provide a completed fee table for the Staff’s review.

Response No. 2:	The Registrant will provide the Staff with a draft Amendment, which will include a completed fee table, prior to filing.

December 17, 2024

Prospectus Summary—Example

Comment No. 3:	Please revise the second sentence of the expense example to clarify that the one-year example assumes that the contractual fee waiver and/or expense reimbursement is only in effect through December 31, 2026.

Response No. 3:	The second sentence of the expense example will be revised in the Amendment to state “[t]he one-year example and the period of the three-year example through December 31, 2026, also assume that the contractual fee waiver and/or expense reimbursement is only in effect through December 31, 2026.”

Prospectus Summary—Principal Investment Strategy

Comment No. 4:	Please disclose if the Index Provider is affiliated with the Fund or the Manager. This disclosure can appear in the Fund’s Item 9 disclosure.

Response No. 4:	The Registrant will add a sentence to the Fund’s Item 9 disclosure in the Amendment that the Index Provider is not affiliated with the Fund or the Manager.

Comment No. 5:	Please include disclosure in the Fund’s principal investment strategy about what is meant by the term “innovation” in the Fund’s name.

Response No. 5:	The Registrant will revise the Fund’s principal investment strategy in the Amendment as follows:

Under normal circumstances, the Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in the securities of the Underlying Index. The Underlying Index is comprised of U.S. equity securities that the Fund believes ~~selected to~~ represent ~~undervalued~~ innovative companies that the market has not yet recognized which are developing or benefitting from new products, services, technologies, or advancements~~, as described below~~. As described below, the Underlying Index is constructed to identify such innovative companies based on a quantitative methodology.

Comment No. 6:	Please provide additional disclosure about how the Fund is defining the term “undervalued.” If the definition is folded into the Underlying Index description, please make this point clear.

Response No. 6:	Because the Fund is not a “value” Fund, the Registrant has removed the reference to “undervalued” in the Fund’s principal investment strategy.

Comment No. 7:	Please clarify the relationship between the disclosure in the numbered list outlining the Index’s methodology and the disclosure in the call-out box titled “Underlying Index Methodology.”

Response No. 7:	The numbered list discloses the Underlying Index’s methodology. The disclosure in the call-out box summarizes defined terms used in the Underlying Index’s methodology. The Registrant will re-name the title of the call-out box in the Amendment to “Definitions of Underlying Index Methodology Terms” to clarify the differences between the disclosure.

December 17, 2024

Comment No. 8:	The Fund’s principal investment strategy states that “[i]t may not be possible or practicable to purchase or hold all of, or only, the constituent securities in their respective weightings in the Underlying Index.” Please explain when it may not be possible to purchase or hold securities in the Underlying Index.

Response No. 8:	The Fund may not be able to purchase or hold securities in the Underlying Index in order to avoid holding a controlling interest in a security, in light of an upcoming corporate action, or as a result of other regulatory requirements that limit purchasing or holding securities.

Comment No. 9:	For purposes of the Fund’s concentration policy, please disclose if the Underlying Index is currently concentrated in any one industry or group of industries, and if so, please also disclose what industry or group of industries.

Response No. 9:	The Underlying Index is currently concentrated in the software industry. The Registrant will add disclosure in the Amendment stating that as of September 30, 2024, the Underlying Index was concentrated in the software industry, as defined by third party sources. The Registrant will also add principal risk disclosure in the Amendment regarding concentration in the software industry.

Comment No. 10:	The final paragraph of the Fund’s principal investment strategy states that the Fund may invest up to 20% of its assets in other securities or instruments not included within the Underlying Index. To the extent known, please disclose what the Fund will hold in this 20% bucket.

Response No. 10:	The Fund does not currently plan to invest up to 20% of its assets in other securities or instruments not included within the Underlying Index. The Registrant will remove this language from the Fund’s Item 4 disclosure in the Amendment, and instead add it into the Fund’s Item 9 disclosure, with the following additional details:

At times, the Fund may utilize one or more additional investment techniques in seeking to track the Underlying Index. Such techniques may include: (i) purchasing securities not contained in the Underlying Index that the Manager believes are an appropriate substitute for certain securities in the Underlying Index, (ii) selling securities included in the Underlying Index in anticipation of their removal from the Underlying Index, or (iii) purchasing securities not included in the Underlying Index in anticipation of their addition to the Underlying Index.

Prospectus Summary—Principal Risks

Comment No. 11:	With respect to the Fund’s principal risk entitled “General ETF Risks—Cash Transactions Risk,” please add disclosure stating that these costs could be imposed on the Fund and thus decrease the Fund’s NAV to the extent that the costs are not offset by a transaction fee payable by an AP.

Response No. 11:	The “Cash Transactions Risk” Item 9 disclosure states that “[t]hese brokerage fees and taxes, which may be higher than if the Fund sold and redeemed its shares in-kind, will be passed on to purchasers and redeemers of Creation Units in the form of creation and redemption transaction fees. To the extent that these costs are not offset by a transaction fee, the Fund may bear the expense.” The Registrant will include this language in the Item 4 risk factor disclosure and clarify in both the Item 4 and Item 9 disclosure that if the Fund bears such expenses, the Fund’s NAV will decrease.

December 17, 2024

Comment No. 12:	The Fund’s principal risk entitled “Innovation Risk” references “undervalued” companies. Please consider disclosing more about value investing in the Fund’s principal investment strategy.

Response No. 12:	Please see the response to Comment No. 6. The Fund is not a value Fund, and therefore, the Registrant does not believe additional disclosure regarding value investing is appropriate for the Fund’s principal investment strategy. The Fund has removed references to “undervalued” and “value” in both the Fund’s principal investment strategy and in the Innovation Risk to avoid confusion.

Comment No. 13:	The Fund’s principal risks include “Equity Risk” and “Growth Risk.” Please add corresponding disclosure in the Fund’s principal investment strategy regarding equity and growth securities.

Response No. 13:	With respect to Equity Risk, the Fund’s principal investment strategy states that “[t]he Underlying Index is comprised of U.S. equity securities...” and that “[t]he Underlying Index, like the Russell 1000® Index, and therefore the Fund, typically holds only common stocks.” The Registrant therefore respectfully declines to add additional disclosure regarding equity securities in the Fund’s principal investment strategy.

The Registrant will remove “Growth Risk” from the Fund’s principal risks. While the Registrant believes that the Underlying Index methodology results in the inclusion of stocks that would generally be classified as “growth” stocks, the Fund’s principal investment strategy is not specifically to invest in growth stocks, but rather to replicate the Underlying Index.

Prospectus—Investment Objectives, Principal Investment Strategies and Related Risks

Comment No. 14:	The disclosure of the Fund’s principal investment strategy and principal risks in response to Item 4 and Item 9 appears to be substantially similar. The Staff has provided guidance indicating that the disclosure provided in response to Item 4 should not be identical to the disclosure in response to Item 9. The Staff draws the Registrant’s attention to the Staff’s June 2014 IM Guidance Update 2014-08, which sets forth the Staff’s observations regarding this issue. Please revise as applicable and provide more detailed information regarding the Fund’s principal investment strategy.

Response No. 14:	The Registrant believes that providing a description of the Fund’s principal investment strategies and principal risks in response to both Items 4 and Item 9 provides relevant and useful disclosure to Fund shareholders and potential investors. Additionally, the Registrant believes the disclosure of the Fund is more detailed in Item 9 than in Item 4. For example, the Fund’s Item 9 disclosure includes details regarding a “reserve list” of securities outside of the Underlying Index securities and index substitutions, as well as more detailed disclosures regarding principal risks. Accordingly, the Registrant respectfully declines to revise the disclosure.

December 17, 2024

Comment No. 15:	Please add “valuation risk” in the Fund’s Item 9 disclosure.

Response No. 15:	Please see the responses to Comment Nos. 6. and 12. Because the Fund is not a value Fund, the Registrant does not believe valuation risk is appropriate for the Fund’s Item 9 disclosure.

SAI—Investment Strategies and Policies—Crypto Assets

Comment No. 16:	Please supplementally confirm for the Staff whether the Fund intends to gain exposure to crypto assets. Please also make the following changes to the disclosure regarding crypto assets: (1) either remove the references to “exchanges” or revise them to clarify that crypto asset trading platforms are not registered as exchanges under Section 6 of the Securities Exchange Act of 1934, as amended; and (2) add disclosure stating that crypto asset trading platforms may be operating out of compliance with applicable laws and regulations, such crypto asset trading platforms are, or may become, subject to enforcement actions by regulatory authorities, and such enforcement actions may have a material adverse impact on the Fund, its investments, and its ability to implement its investment strategy.

Response No. 16:	Because the Underlying Index does not currently include crypto assets, the Fund does not intend to gain exposure to such assets; however, investment in such assets is not prohibited under the Fund’s principal investment strategy or investment restrictions. Therefore, in accordance with Form N-1A’s tiered disclosure format, information regarding crypto assets is included in the Fund’s SAI disclosure.

The Registrant will make the requested disclosure changes regarding crypto assets in the Amendment.

SAI—Investment Strategies and Policies—Investment Restrictions

Comment No. 17:	The Saff takes the position that every investment, other than an investment in government securities, domestic bank deposit instruments, or tax-exempt securities issued by governments or their political subdivisions (excluding private activity municipal debt securities), is an investment in an industry or group of industries. Please revise Investment Restriction number 7 to clarify the Staff’s position.

Response No. 17:	The Registrant will add an explanatory note to the disclosure following the Fund’s fundamental investment restrictions to clarify the Staff’s position.

* * * *

December 17, 2024

Please do not hesitate to contact me at (212) 806-8838 if you have any comments or you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Tina Payne
Tina Payne

cc:	Mia G. Pillinger, Esq., Fred Alger Management, LLC

Nicole M. Runyan, Esq., Kirkland & Ellis LLP